                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                               SCHEDULE 13D/A


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 21)



                       MAGELLAN PETROLEUM CORPORATION
                              (Name of Issuer)



                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (Title of Class of Securities)


                                 0005590911
                               (CUSIP Number)


                             Michael B. Scobie
                               Boral Limited
                                  Level 39
                              50 Bridge Street
                         Sydney NSW 2000 Australia
                             011 (612) 232-6300
              (Name, Address, and Telephone Numbers of Person
             Authorized to Receive Notices and Communications)



                              November 1, 1995
          (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement:  [ ]

---------------------
CUSIP NO. 0005590911
---------------------
------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Boral Limited
      ACN 000 051 696
------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)  [  ]
                                                      (b)  [  ]
------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------
 4    SOURCE OF FUNDS
      OO
------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            [  ]
------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      New South Wales, Commonwealth of Australia
------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF             0
    SHARES  ----------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY              2,269,345
    EACH          ----------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          ----------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        2,269,345
------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                        2,269,345
------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [  ]
------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        9.2%
------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------

---------------------
CUSIP NO. 0005590911
---------------------
------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      SAGASCO Holdings Limited

------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)  [  ]
                                                      (b)  [  ]
------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------
 4    SOURCE OF FUNDS
      OO
------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            [  ]
------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      South Australia, Commonwealth of Australia
------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF             0
    SHARES  ----------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY              2,269,345
    EACH          ----------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          ----------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        2,269,345
------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                        2,269,345
------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [  ]
------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        9.2%
------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------

---------------------
CUSIP NO. 0005590911
---------------------
------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      SAGASCO NT Pty Ltd

------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)  [  ]
                                                      (b)  [  ]
------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------
 4    SOURCE OF FUNDS
      OO
------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            [  ]
------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      South Australia, Commonwealth of Australia
------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF             0
    SHARES  ----------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY              2,269,345
    EACH          ----------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          ----------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        2,269,345
------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                        2,269,345
------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [  ]
------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        9.2%
------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------

---------------------
CUSIP NO. 0005590911
---------------------
------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      SAGASCO Amadeus Pty Ltd

------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)  [  ]
                                                      (b)  [  ]
------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------
 4    SOURCE OF FUNDS
      OO
------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            [  ]
------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      South Australia, Commonwealth of Australia
------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF             0
    SHARES  ----------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY              2,269,345
    EACH          ----------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          ----------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        2,269,345
------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                        2,269,345
------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [  ]
------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        9.2%
------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------

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            This Amendment No. 21 (this "Amendment") is filed to correct, supplement and amend the information set forth in the Schedule 13D, dated September 11, 1992 (the "Original Schedule 13D"), as amended by Amendment No. 1, dated September 15, 1992, Amendment No. 2, dated January 29, 1993, Amendment No. 3, dated May 12, 1993, Amendment No. 4, dated June 10, 1993, Amendment No. 5, dated June 16, 1993, Amendment No. 6, dated June 22, 1993, Amendment No. 7, dated July 1, 1993, Amendment No. 8, dated July 12, 1993, Amendment No. 9, dated July 21, 1993, Amendment No. 10, dated July 23, 1993, Amendment No. 11, dated August 27, 1993, Amendment No. 12, dated September 1, 1993, Amendment No. 13, dated September 2, 1993, Amendment No. 14, dated September 29, 1993, Amendment No. 15, dated October 13, 1993, Amendment No. 16, dated October 14, 1993 and Amendment No. 17, dated October 28, 1993, filed by SAGASCO Holdings Limited ("SAGASCO"), SAGASCO NT Pty. Ltd. ("SAGASCO NT") and SAGASCO Amadeus Pty. Ltd. ("Amadeus") and Amendment No. 18, dated November 23, 1993, Amendment No. 19, dated December 3, 1993, and Amendment No. 20, dated October 25, 1995, filed by Boral Limited ("Boral"), SAGASCO, SAGASCO NT and Amadeus (the Original Schedule 13D as so amended being hereinafter referred to as the "Schedule 13D") with respect to shares of Common Stock, par value $.01 per share ("Shares"), of Magellan Petroleum Corporation, a Delaware corporation (the "Company").

Item 4.     Purpose of the Transaction

            Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

            Boral, SAGASCO, SAGASCO NT and Amadeus have a current intention to sell additional Shares as market conditions permit at prices they deem attractive. However, there can be no assurance that Boral, SAGASCO, SAGASCO NT and Amadeus will deem current or future market prices to be attractive, that they will sell any Shares at specific prices or that if they sell any Shares at particular prices that they will continue to sell Shares at or above such prices. Boral, SAGASCO, SAGASCO NT and Amadeus have not made a determination as to the aggregate number of Shares they currently intend to sell. Boral, SAGASCO, SAGASCO NT and Amadeus will continue to evaluate their investment in Shares on an ongoing basis and, based on such review, may increase or decrease their investment in Shares through any available means, including, in inter alia, open market purchases or sales or privately negotiated transactions.

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Item 5.     Interest in Securities of the Subject Company.

            Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

            Based on information contained in the most recent publicly available filings of the Company with the Securities and Exchange Commission, each of Boral, SAGASCO, SAGASCO NT and Amadeus may be deemed to beneficially own the number of Shares listed in response to Item 11 of the cover page filed herewith relating to such person. In addition, the number of Shares which may be deemed beneficially owned by each such person with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power, are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page filed herewith relating to such person.

            Set forth on Schedule A is a corrected description of all transactions in Shares effected by Amadeus during the sixty days preceding the filing of Amendment No. 20 to the Schedule 13D and a description of all transactions in Shares effected by Amadeus since the filing of Amendment No. 20 to the Schedule 13D. All of such transactions were open market sales of Shares.

                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.



Dated:  November 1, 1995
                                 BORAL LIMITED


                                 By:  /s/ Michael B. Scobie
                                     Name:  Michael B. Scobie
                                     Title:  Company Secretary


                                 SAGASCO HOLDINGS LIMITED


                                 By:  /s/ Edward J. Cook
                                     Name:  Edward J. Cook
                                     Title:  Director


                                 SAGASCO NT PTY LTD


                                 By:  /s/ Edward J. Cook
                                     Name:  Edward J. Cook
                                     Title:  Director



                                 SAGASCO AMADEUS PTY LTD


                                 By:  /s/ Edward J. Cook
                                     Name:  Edward J. Cook
                                     Title:  Director

                                                                 SCHEDULE A



 Date of Transaction         Number of Shares                     Price per Share (US$)

 12 October 1995                100,000                                  3.7500

 13 October 1995                 10,295                                  3.5000

 16 October 1995                103,925                                  3.3000

 17 October 1995                 72,150                                  3.0938

 18 October 1995                100,000                                  3.1047
                                121,849                                  3.1047

 19 October 1995                100,000                                  3.3771
                                 18,400                                  3.3771

 20 October 1995                 69,281                                  3.2100

 23 October 1995                 44,362                                  3.2311

 24 October 1995                 32,225                                  3.1560

 25 October 1995                 54,742                                  3.1337

 26 October 1995                 41,125                                  3.0455

 27 October 1995                 49,050                                  3.0723

 30 October 1995                 28,700                                  3.0833

 31 October 1995                 52,200                                  3.0545

 1  November 1995                38,220                                  3.0500

 TOTAL                        1,036,524